SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                           PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


     (Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2002

                                       OR

     [ ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________


                        Commission File Number 000-14879


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         CYTOGEN RETIREMENT SAVINGS PLAN


            B.   Name of issuer of the securities  held pursuant to
                 the  plan  and  the   address  of  its   principal
                 executive office:

                               CYTOGEN CORPORATION
                          650 COLLEGE ROAD EAST CN-5308
                                   SUITE 3100
                            PRINCETON, NJ 08540-5308
                                  (609)750-8200

                         CYTOGEN RETIREMENT SAVINGS PLAN
                    INDEX TO FINANCIAL STATEMENT AND SCHEDULE

                                DECEMBER 31, 2002




                                                                        Page No.
                                                                        --------
Required Information......................................................  2

Independent Auditors' Report..............................................  3

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
    As of December 31, 2002 and 2001......................................  4
  Statement of Changes in Net Assets Available for Plan Benefits
    For the Year Ended December 31, 2002..................................  5

Notes to Financial Statements.............................................  6

Supplemental Schedule:
  Schedule H, Line 4i - Schedule of Assets
    (Held at End of Year)
      As of December 31, 2002............................................. 11

Signature ................................................................ 12

Exhibit 23 - Independant Auditors' Consent................................ 13

Exhibit 99.1 Certification Pursuant to 18 U.S.C. Section 1350,
 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002..... 14

Exhibit 99.2 Certification Pursuant to 18 U.S.C. Section 1350,
 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002..... 15

                              REQUIRED INFORMATION




1. Financial Statements and Schedule of the Cytogen Retirement Savings Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.


Exhibit 23.  Consent of KPMG, LLP.

Exhibit 99.1 Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
             Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2 Certification Pursuant to 18 U.S.C. Section 1350, As Adopted
             Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                          Independent Auditors' Report



To the Plan Administrator of
Cytogen Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Cytogen Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits of the Plan for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ KPMG LLP
                                             ------------


Princeton, New Jersey
June 23, 2003

                         CYTOGEN RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001



                                                     2002                   2001
                                                 ------------          ------------
Assets:
  Investments                                    $  3,699,908          $  5,266,813
  Participant contributions receivable                 13,044                16,990
  Employer contributions receivable                    18,612                47,510
  Interest receivable                                      61                     -
  Participant loans                                    34,066                     -
                                                 ------------          ------------

Net assets available for plan benefits           $  3,765,691          $  5,331,313
                                                 ============          ============

See accompanying notes to financial statements.

                         CYTOGEN RETIREMENT SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 2002






Net assets available for plan benefits, beginning of year           $ 5,331,313
Additions:
  Investment income:
    Dividend income from investments                                     89,599
    Interest income from loans                                              586
    Other income                                                            118
                                                                    -----------
                                                                         90,303
                                                                    -----------

  Contributions:
    Participants                                                        366,478
    Employer                                                             97,768
    Rollovers                                                               705
                                                                    -----------
                                                                        464,951
                                                                    -----------

           Total additions                                              555,254
                                                                    -----------

Deductions:
  Net depreciation in fair value of investments                       1,017,153
  Benefits paid to participants                                       1,099,850
  Plan expenses                                                           3,873
                                                                    -----------

           Total deductions                                           2,120,876
                                                                    -----------

           Net decrease                                              (1,565,622)
                                                                    -----------

Net assets available for plan benefits, end of year                 $ 3,765,691
                                                                    ===========


See accompanying notes to financial statements.

                        CYTOGEN RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001



(1)    Description of the Plan

       (a)    Organization

              The Cytogen Retirement Savings Plan (the Plan) is a defined contribution plan for the employees of Cytogen Corporation (the Employer or the Company) that was established on December 15, 1986. The Plan is governed by the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is intended to comply with Sections 401(a) and 401(k) of the Internal Revenue Code.

              The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (b)    Eligibility

              Each employee becomes eligible to participate in the Plan as of the date when the employee attains the age of 21 years and has completed six months of service.

       (c)    Administration

              The Employer designates a person or persons to serve as administrator under the Plan, who performs all such duties as are necessary to operate, administer, and manage the Plan. The expenses necessary to administer the Plan are generally borne by the Employer, including necessary professional assistance.

       (d)    Contributions

              Beginning January 1, 2002, each active participant may enter into a written salary deferral agreement with the Employer in which the employee may elect to defer an amount of up to 75% of his or her compensation, subject to the maximum contribution level set by the Internal Revenue Code. If the participant is age 50 or older during the calendar year and makes the maximum allowable pre-tax contribution to the Plan, the participant is entitled to make an additional "catch-up contribution" up to the maximum allowable pre-tax contribution. The Employer, at its discretion, may make a matching contribution in an amount up to 50% of the employee contribution, not to exceed limitations set forth by the Plan. The Employer may also make an annual Employer discretionary contribution under the Plan in an amount that the Employer's Board of Directors shall determine by resolution. The allocation of this discretionary contribution shall be made in the proportion that the compensation paid to each participant during the Plan year bears to the compensation paid to all such participants, subject to limitations set forth by the Plan. The Employer has the ability to make discretionary or matching contribution in cash or Cytogen common stock.

              The Plan also permits the rollover of cash transferred from other employee benefit plans which are qualified under the Internal Revenue Code. Rollovers of cash are included as part of asset additions in the statement of changes in net assets available for plan benefits. For the year ended December 31, 2002, rollovers of cash amounted to $705.

                        CYTOGEN RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001


       (e)    Vesting and Forfeitures

              A participant's interest in the Employer matching or discretionary contribution vests over four years of service, at which time it becomes 100% vested. Vesting credit shall be given for each year of service, except plan years during which a participant did not complete at least 1,000 hours of service. If a participant terminates employment and is not 100% vested, the nonvested portion of the participant's account shall be placed in a separate account and will become a forfeiture upon the date such terminated participant incurs a one-year break in service. These forfeitures shall be used by the Employer to reduce the Employer's contribution or to pay plan expenses. Forfeitures used during 2002 were $47,639.

       (f)    Distributions/Benefits

              A participant who attains the normal retirement age shall have a vesting percentage of 100%. If a participant retires from the active service of the Employer on or after the normal retirement date, then he or she is entitled to receive a distribution of the entire value of his or her vested participant account, or may elect to an annuity distribution as permited under the Plan. A participant who retires from the service of the Employer on account of disability shall have a vesting percentage of 100% and is entitled to receive a distribution of the entire value of their participant account.

       (g)    Participant Loans

              All participants in the Plan may obtain, under certain conditions, a loan secured by the participant's account balance. The amount of all outstanding loans to a participant may not exceed the lesser of 50% of the participant's vested account balance or $50,000. The loans are made at a rate equivalent to rates charged by a professional lender in similar circumstances. Loans are repaid in no more than five years, except if the loan is for the purchase of the participant's primary residence, in which case the repayment period may exceed five years.

       (h)    Investment Options

         Fund                                  Objective
-------------------------   ----------------------------------------------------
Oakmark International       Invests primarily in common stocks of non-U.S.
Fund (II)                   companies.

Merrill Lynch Fundamental   Invests primarily in a portfolio of common stocks of
Growth Fund,  Inc. (D)      U.S. companies with above-average rates of growth
                            earnings over the  long-term.

Merrill Lynch Global        Invests primarily in a portfolio of equity
SmallCap Fund, Inc. (D)     securities of small-cap issuers in foreign countries
                            and the U.S.

Federated Capital           Invests primarily in common stock of companies with
Appreciation Fund           medium and large market capitalizations  that offer
                            superior growth prospects or of companies whose stock is undervalued.

Merrill Lynch Basic         Invests in undervalued, income producing equity
Value Fund (D)              securities.

                        CYTOGEN RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001



         Fund                                  Objective
-------------------------   ----------------------------------------------------
Merrill Lynch Small Cap     Invests in  a diversified  portfolio  of securities,
Value Fund, Inc. (D)        primarily   common  stock, of   relatively  small
                            companies believed to have special investment value and emerging growth companies regardless of size.

Alger MidCap Growth         Invests  primarily  in  the  equity  securities of
Portfolio (A)               companies having a market capitalization within  the
                            range of companies in the S&P MidCap 400 Index.

PIMCO Total Return          Invests  primarily  in a  diversified  portfolio  of
Fund (A)                    fixed income instruments of varying maturities.

Merrill Lynch U.S. High     Invests  primarily in a diversified  portfolio of
Yield Fund (D)              fixed income securities, such as corporate bonds and
                            notes, convertible securities and preferred stock that are rated in the lower rating categories of the recognized rating agencies or unrated securities that are of comparable quality.

Lord Abbett Mid Cap         Invests primarily in commons stocks and other equity
Value Fund Class (P)        securities of companies with good   prospects for
                            improvement in earnings trends or asset values that are not yet fully recognized in the investment community.

Merrill Lynch U.S.          Invests in mortgage backed certificates and other
Government Mortgage         mortgage backed government securities.
Fund (D)

Seligman Communications &   Invests primarily in the securities of companies
Information Fund (A)        operating in the communications, information and
                            related industries.

Van Kampen Equity and       Invests primarily in income-producing equity
Income Fund (A)             securities and investment-grade debt securities.

Merrill Lynch Retirement    Invests  primarily  in  a  broadly  diversified
Preservation Trust          portfolio of Guaranteed Investment Contracts as well
                            as in obligations go U.S. government and U.S.
                            government agency securities and money market securities.


       (i)    Termination

              As of a participant's termination of employment, he or she shall be entitled to receive a distribution of his or her entire vested interest. Such distribution shall be further subject to terms and conditions set forth by the Plan.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The accompanying financial statements have been prepared on the accrual basis of

                        CYTOGEN RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2002 and 2001


              accounting, except for distributions that are accounted for on a cash basis in accordance with the AICPA Audit and Accounting Guide entitled Audits of Employee Benefit Plans. Investments are stated at market value.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements and the related disclosures during the reporting period. Actual results could differ from those estimates.

       (c)    Valuation of Investments

              Investments represent units in a series of funds managed by the investment manager. The Plan's investment funds are stated at market value, as determined based on market quotes of the underlying assets.

       (d)    Plan Expenses

              All administrative costs associated with the operation of the Plan are generally paid by the Employer in accordance with the terms of the Plan.

       (e)    Purchases and Sales of Securities

              Purchases and sales of securities are recorded on a trade date basis.

                        CYTOGEN RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2002 and 2001


(3)    Investments

       The following table presents the current values of individual assets that represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2002 and 2001 as follows:


             Description?Issuer of Investment                 2002          2001
       --------------------------------------------      -----------    -----------

       Merrill Lynch Fundamentaal Growth Fund, Inc.      $   568,680    $         -
       Federated Capital Appreciation Fund                   594,925              -
       Merrill Lynch U.S. Government Mortgage Fund           472,823              -
       Merrill Lynch Retirement Preservation Trust         1,513,160              -
       MFS Emerging Growth Fund                                    -        433,869
       Massachusetts Investor Trust                                -        324,116
       Massachusetts Investor Growth Stock Fund                    -      1,096,579
       MFS Research Fund                                           -        384,914
       MFS Capital Opportunities Fund                              -        577,702
       MFS Government Securities Fund                              -        667,617
       MFS Global Equity Fund                                      -        349,929
       MFS Fixed Fund                                              -        877,372


(4)    Tax Status

       The trust established under the Plan is qualified under the Internal Revenue Code as exempt from federal income taxes. The Plan has received a favorable determination letter from the Internal Revenue Service but has not been updated for the most recent plan amendment. However, the Plan Administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(5)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, distributions shall be subject to the terms and conditions set forth by the Plan.

(6)    Distributions/Benefits Paid to Participants

       Distributions/benefits paid to participants are generally made on a monthly basis for those requests processed in the previous month. There were no distributions/benefits payable to the participants as of December 31, 2002.

                                                                      Schedule 1


                         CYTOGEN RETIREMENT SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                       Market
                Description of investment                              value
-------------------------------------------------------------     --------------

  Oakmark International Fund (II)                                 $       1,673
  Merrill Lynch Fundamental Growth Fund, Inc. (D)                       568,680
  Merrill Lynch Global SmallCap Fund, Inc. (D)                          170,322
  Federated Capital Appreciation Fund                                   594,925
  Merrill Lynch Basic Value Fund (D)                                    131,062
  Merrill Lynch Small Cap Value Fund, Inc. (D)                              825
  Alger MidCap Growth Portfolio (A)                                      55,999
  PIMCO Total Return Fund (A)                                             2,478
  Merrill Lynch U.S. High Yield Fund (D)                                  9,955
  Lord Abbett Mid Cap Value Fund Class (P)                                  824
  Merrill Lynch U.S. Government Mortgage Fund (D)                       472,823
  Seligman Communications & Information Fund (A)                         13,984
  Van Kampen Equity and Income Fund (A)                                 126,698
  Merrill Lynch Retirement Preservation Trust                         1,513,160
* CYTOGEN Corporation Stock Fund                                         36,500
                                                                   -------------
         Total Investments                                         $   3,699,908
                                                                   =============

Participant Loans                                                  $      34,066
                                                                   =============

* Represents a party-in-interest.

                                    SIGNATURE



                                    THE PLAN



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     CYTOGEN RETIREMENT SAVINGS PLAN
                                     By: Cytogen Corporation, Plan Administrator
Date:   June 26, 2003                By: /s/ Rita Auld
      ----------------------             ---------------------------------------
                                         Rita Auld
                                         Vice President, Human Resources and
                                         Administration